UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 3)*

UCP, Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

90265Y 106
(CUSIP Number)

Maxim C.W. Webb Chief Executive Officer PICO Holdings, Inc. 7979 Ivanhoe Avenue, Suite 300 La Jolla, California 92037 (888) 389-3222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	90265Y 106
1.	Names of Reporting Persons PICO Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 10,401,722 (1)
	9.	Sole Dispositive Power 10,401,722
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,401,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.7%
14.	Type of Reporting Person (See Instructions) CO

(1) Century Communities, Inc., a Delaware corporation (“Century”), may be deemed to have beneficial ownership of such shares of Class A Common Stock by virtue of the obligations of, and the grant to Century of a voting proxy by, the Reporting Person, under the Voting Support and Transfer Restriction Agreement described in items 4 and 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that Century is the beneficial owner of any such shares of Class A Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by Century.

This Amendment No. 3 to Schedule 13D is being filed by PICO Holdings, Inc., a California corporation (“PICO” or the “Reporting Person”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed by PICO on August 2, 2013 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by PICO on February 6, 2017 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed by PICO on March 30, 2017 (“Amendment No. 2” and, together with Amendment No. 1, the “Previous Amendments”). Except as set forth below, all Items of the Initial Schedule 13D, as amended by the Previous Amendments, remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D or the Previous Amendments.

Item 1. Security and Issuer.

Item 1 is hereby amended to read in its entirety as follows:

This Amendment No. 3 to Statement on Schedule 13D relates to the Class A Common Stock of UCP, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 99 Almaden Boulevard, Suite 400, San Jose, CA 95113.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to read in its entirety as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of UCP LLC's membership interests (and beneficial ownership of Class A Common Stock reported herein) were acquired in the reclassification of PICO's ownership of UCP LLC, which had been acquired in January 2008 for investment purposes. This reclassification was conducted in conjunction with the Issuer's initial public offering. PICO intends to review on a continuing basis its investment in the Issuer. Based on such review, PICO may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of PICO, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

Governance Agreement

On February 6, 2017, PICO submitted to the Issuer a written notice (the “Notice”) of the nomination by PICO of certain individuals for election to the Board of Directors of Issuer and of certain proposals to be voted upon at the 2017 Annual Meeting of Stockholders of Issuer. On March 29, 2017, PICO entered into an agreement (the “Agreement”) with Issuer pursuant to which PICO agreed to withdraw the Notice. In addition, pursuant to the Agreement, Issuer has (i) agreed to increase its number of directors from six to seven members and has agreed to nominate Keith M. Locker, Eric H. Speron and Kathleen R. Wade as its slate of nominees for election as directors at Issuer’s 2017 Annual Meeting of Stockholders and (ii) Issuer has agreed to submit, recommend and solicit proxies in favor of five corporate governance proposals for consideration by its stockholders at Issuer’s 2017 Annual Meeting of Stockholders. The Agreement is more fully described in PICO’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2017.

Voting Agreement

On April 10, 2017, Century, Casa Acquisition Corp, a Delaware corporation and a wholly-owned subsidiary of Century (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). A copy of the Merger Agreement was filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on April 11, 2017.

As a material inducement for, and as a condition to the willingness of, Century to enter into the Merger Agreement, PICO entered into a Voting Support and Transfer Restriction Agreement, dated as of April 10, 2017, with Century, Merger Sub, and for the limited purposes set forth therein, the Issuer (the “Voting Agreement”). Pursuant to the Voting Agreement, PICO has agreed (i) to appear and be present at all meetings of the Issuer’s stockholders and otherwise cause all shares of capital stock of the Issuer held by PICO (and any additional shares of capital stock of the Issuer acquired by PICO after the date of the Voting Agreement) (the “PICO Shares”) to be counted for purposes of determining a quorum, and (ii) to (A) affirmatively vote and cause to be voted all PICO Shares in favor of (“for”), or, if action is to be taken by written consent in lieu of a meeting of the Issuer’s stockholders, deliver to the Issuer a duly executed affirmative written consent in favor of (“for”), the adoption of the Merger Agreement by the Issuer’s stockholders and approval of the merger and the other transactions contemplated under the Merger Agreement; and (B) vote and cause to be voted all PICO Shares against, and not provide any written consent with respect to or for, the adoption or approval of (1) any Company Takeover Proposal (as defined in the Merger Agreement) and the transactions contemplated thereby, (2) any action or agreement (including, without limitation, any amendment of any agreement to which the Issuer or any subsidiary of the Issuer is a party or to which any assets or properties of the Issuer or any Company Subsidiary (as defined in the Merger Agreement) is subject or bound) that PICO knows, or would reasonably be expected to know, would result in (x) a breach or violation of, or non-compliance with, any representation, warranty, covenant, agreement, or other obligation of the Issuer or any subsidiary or affiliate of the Issuer set forth in the Merger Agreement, or (y) the failure of any of the conditions to the obligations of Century or Merger Sub to consummate the Merger and the other transactions contemplated under the Merger Agreement set forth in Sections 7.01 and 7.02 of the Merger Agreement, (3) any change in the size, term in office, or composition of the board of directors of the Issuer, and (4) any agreement (including, without limitation, any amendment, waiver, release from, or non-enforcement of any agreement), any amendment or restatement of the certificate of incorporation or bylaws of the Issuer, or any other action (or failure to act) that is intended or would reasonably be expected to prevent, interfere with, or materially impair or delay, the consummation of the Merger or any of the other transactions contemplated under the Merger Agreement in accordance with their terms.

Furthermore, as part of the Voting Agreement, and as security for and in furtherance of the agreements described in the preceding paragraph, to the extent that PICO fails to comply with any of its voting and other obligations as to voting pursuant to the Voting Agreement, PICO has irrevocably granted to, constituted and appointed Century and each of the executive officers of Century, in their respective capacities as executive officers of Century, as the case may be, as PICO’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of PICO, to vote all PICO Shares that are owned beneficially and/or held of record by PICO and its affiliates on the date of the Voting Agreement and, from time to time, with full and unconditional authority to grant or withhold a consent or approval in respect of such PICO Shares and to execute and deliver a proxy (or proxies) to vote such PICO Shares at each meeting of the stockholders of the Issuer convened in respect of the matters set forth in the preceding paragraph. The proxy granted pursuant to the Voting Agreement shall be deemed to be a proxy coupled with an interest, is irrevocable (subject to the termination of the Voting Agreement), and shall not be terminated by operation of law or upon the occurrence of any other event. The Voting Agreement terminates automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the effective time of the merger.

Notwithstanding the foregoing, if a Company Recommendation Change (as defined in the Merger Agreement) is made by the board of directors of the Issuer in response to an Intervening Event (as defined in the Merger Agreement), and Century does not exercise its unilateral right to terminate the Merger Agreement, PICO’s voting obligations and the proxy granted by PICO pursuant to the Voting Agreement as described in the preceding paragraphs will no longer be in respect of all PICO Shares, but, in lieu and instead thereof, will be in respect of that number of PICO Shares equal to 28% of the aggregate voting power attributable to all outstanding shares of Class A Common Stock and Class B Common Stock.

A copy of the Voting Agreement is filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the compete terms of the Voting Agreement.

Except as otherwise described above, PICO has no current plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, PICO may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to read in its entirety as follows:

The ownership percentages set forth below are based on 7,958,314 shares of the Issuer's Class A Common Stock outstanding as of March 1, 2017 as reported by the Issuer.

(a) PICO directly owns 10,593,000 Series A Units of UCP LLC. Pursuant to the Exchange Agreement, PICO (and certain permitted transferees) may exchange each Series A Unit of UCP LLC for one share of Class A Common Stock of the Issuer on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends, stock repurchases and reclassifications. The Series A Units of UCP LLC held by PICO represent 56.7% of the total number of shares of Class A Common Stock outstanding (following full conversion of the Series A Units of UCP, LLC).

In addition, PICO directly owns 100 shares of Class B Common Stock of the Issuer. Under the Issuer's Amended and Restated Certificate of Incorporation, the holder of Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such holder, to one vote for each UCP LLC Series A Unit held by such holder. Accordingly, as PICO exchanges its UCP LLC Series A Units for shares of Class A Common Stock of the Issuer pursuant to the Exchange Agreement, the voting power held by PICO as a result of its shares of Class B Common Stock will be automatically and correspondingly reduced.

(b) PICO has and will have the shared power to vote and sole power to dispose of the shares of the Class A Common Stock that it beneficially owns, by virtue of the relationships described above.

(c) Other than as described above in connection with the reclassification, to the best knowledge of PICO, PICO has not effected a transaction in membership interests in UCP LLC or shares of the Issuer's Class A Common Stock or Class B Common Stock during the past 60 days.

(d) Other than PICO, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, PICO's securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

Voting Agreement

The information set forth under Item 4 and the agreement filed as Exhibit 5 hereto are hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

Exhibit 5:
Voting Support and Transfer Restriction Agreement, dated as of April 10, 2017, by and among Century Communities, Inc., Casa Acquisition Corp., PICO Holdings, Inc., and for the limited purposes set forth therein, UCP, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on April 11, 2017 by the Reporting Person).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2017

PICO HOLDINGS, INC.

By:	/s/ Maxim C. W. Webb
Name:	Maxim C. W. Webb
Title:	Chief Executive Officer